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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.       )*

GENIO GROUP, INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

372294108

(Cusip Number)

Vincent D. Carson
Helen of Troy Limited
c/o Helen of Troy, LLC
1 Helen of Troy Plaza
El Paso, Texas 79912
(915) 225-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
W. Crews Lott
Baker & McKenzie
2001 Ross Avenue, Suite 2300
Dallas, Texas 75201
(214) 978-3000

June 2, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372294108			Page 2 of 19 Pages

1.	Name of Reporting Person: Helen of Troy Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 3,000,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.4%

14.	Type of Reporting Person (See Instructions): OO

Page 3 of 19 Pages

Item 1.	Security and Issuer.

          The title and class of equity securities to which this Schedule 13D relates is common stock, par value $.0001 per share (the “Common Stock”), of Genio Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1120 Avenue of the Americas, Suite 4020, New York, New York, 10036.

Item 2.	Identity and Background.

          (a)-(c), (f)      The name of the company filing this Schedule 13D is Helen of Troy Limited, a Bermuda company (the “Reporting Person”). The Common Stock to which this Schedule 13D relates is beneficially owned directly by Helen of Troy, LLC, a Nevada limited liability company, which is a wholly owned subsidiary of Helen of Troy Texas Corporation, a Texas corporation, which in turn is a wholly owned subsidiary of Helen of Troy Limited, a Barbados company, which in turn is a wholly owned subsidiary of the Reporting Person. The address of Helen of Troy, LLC’s and Helen of Troy Texas Corporation’s principal office is 1 Helen of Troy Plaza, El Paso, Texas 79912. The address of Helen of Troy Limited, Barbados is Whitepark House, White Park Road, Bridgetown, Barbados. The address of the Reporting Person’s principal office is Clarendon House, Church Street, Hamilton, Bermuda. Helen of Troy, LLC, Helen of Troy Limited, Barbados, Helen of Troy Texas Corporation and the Reporting Person are global designers, developers, importers and distributors of hair care appliances, hair brushes, combs, hair accessories, hair and skin care liquids and powders and other personal care products. The name, citizenship, residence or business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) is listed on Schedule A attached hereto for each (i) executive officer and director of the Reporting Person, (ii) person controlling the Reporting Person, and (iii) executive officer and director of any corporation or other person ultimately in control of the Reporting Person.

          (d)      Neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

          (e)      Neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

          Beneficial ownership of the 3,000,000 shares (the “Shares”) of Issuer Common Stock to which this Schedule 13D relates was acquired by the Reporting Person in connection with that certain Stock Purchase Agreement (herein so called) dated April 29, 2004 by and among Helen of Troy, LLC, Avi Sivan (“Sivan”), Prem Atma Ramchandani (“Ramchandani”) and Avraham Ovadia (“Ovadia”), and Tactica International, Inc., a Nevada corporation (“Tactica”), and pursuant to the terms of, and subject to, the Transfer Agreement described in Item 4 below.

Page 4 of 19 Pages

          Pursuant to the Stock Purchase Agreement, Helen of Troy, LLC sold its 55 percent interest in Tactica to Sivan, Ramchandani and Ovadia. In exchange for Helen of Troy, LLC’s 55 percent ownership share of Tactica and the release of certain secured debt and accrued interest owed to Helen of Troy, LLC, Helen of Troy, LLC acquired certain intellectual property rights, the right to certain tax refunds and the right to acquire the Shares pursuant to the Transfer Agreement described in Item 4 below.

Item 4.	Purpose of Transaction.

          As described in Item 3 above, beneficial ownership of the Shares was acquired by the Reporting Person pursuant to the provisions of the Stock Purchase Agreement, subject to the Transfer Agreement described below.

          Pursuant to the Stock Purchase Agreement, Helen of Troy, LLC sold its 55 percent interest in Tactica to Sivan, Ramchandani and Ovadia. In exchange for Helen of Troy LLC’s 55 percent ownership share of Tactica and the release of certain secured debt and accrued interest owed to Helen of Troy, LLC, Helen of Troy, LLC acquired certain intellectual property rights, the right to certain tax refunds and the right to acquire the Shares pursuant to the Transfer Agreement described below.

          The acquisition of the Shares by Helen of Troy, LLC is subject to the provisions of that certain Transfer Agreement (herein so called) dated as of April 30, 2004, among JEG Group Ltd. 1, a trust established under the laws of Bermuda, JEG Group Ltd. 2, a trust established under the laws of Bermuda, JEG Group Ltd. 3, a trust established under the laws of Bermuda, Helen of Troy, LLC and Tactica. Pursuant to the terms of the Transfer Agreement, the Shares have been delivered in escrow pending the transfer of the Shares to Helen of Troy, LLC. Under the Transfer Agreement, Helen of Troy, LLC will acquire the Shares on July 31, 2004, at which time the escrow agent under the Transfer Agreement will deliver the Shares to Helen of Troy, LLC.

          Pursuant to the Transfer Agreement, Helen of Troy, LLC agreed that it will not transfer the Shares prior to July 31, 2005. Additionally, the Transfer Agreement provides that until the later of (i) July 31, 2005 and (ii) the time that Helen of Troy, LLC no longer beneficially owns any of the Shares, Helen of Troy, LLC appoints Shai Bar-Lavi, together with his heirs, successors and assigns, as its attorney-in-fact to vote and give or withhold consent with respect to all Shares held by (or subject to a proxy in favor of) Helen of Troy, LLC, from time to time in such manner as he shall determine in his sole and absolute discretion, at any meeting of Genio Group, Inc. or by written consent or otherwise, giving and granting to him all powers Helen of Troy, LLC would possess if personally present and hereby ratifying and confirming all that they shall lawfully do or cause to be done by virtue hereof. Notwithstanding the foregoing, the holder of the proxy shall not, without the affirmative written consent of Helen of Troy, LLC, vote or give consent with respect to the Shares in favor of any dividend, split, reclassification, recapitalization, reorganization or similar action, the effect of which shall adversely affect the Shares without affecting all other shares of common stock of Genio Group, Inc. in the same manner.

Page 5 of 19 Pages

          Other than as described above neither the Reporting Person nor, to the knowledge of the Reporting Person, any persons listed on Schedule A, currently have plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person and the persons and entities listed on Schedule A reserve the right to develop such plans).

          Subject to the terms of the Transfer Agreement, the Reporting Person will continually evaluate the business, financial condition and prospects of the Issuer, the market price of its Common Stock, its return on investment, alternative investments and conditions in the economy and in the industry in which the Issuer is engaged, with a view toward determining whether to hold, decrease or increase its investment in Issuer Common Stock. From time to time on or after the date of this Schedule 13D, based upon such evaluation, Helen of Troy, LLC may sell all or a portion of its shares of Issuer Common Stock, subject to and in compliance with the terms of the Transfer Agreement, or may purchase additional shares of such Common Stock, at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

          References to, and descriptions of, the Transfer Agreement as set forth herein are qualified in their entirety by reference to the copy of such agreement included as an Exhibit to this Schedule 13D, and such agreement is incorporated herein in its entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer.

          Based upon information set forth in the Issuer’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 17, 2004, as of May 10, 2004, there were 26,238,918 shares of Common Stock issued and outstanding. As of June 1, 2004, the Reporting Person beneficially owned 3,000,000 shares of Common Stock, or approximately 11.4% of the total Common Stock deemed to be outstanding. The Reporting Person has sole dispositive power over the Shares and does not have sole or shared power to vote the Shares.

          As described in Items 3 and 4 of this Schedule 13D, the Reporting Person acquired beneficial ownership of the Shares in connection with the provisions of the Stock Purchase Agreement and pursuant to, and subject to the provisions of, the Transfer Agreement. Pursuant to the terms of the Transfer Agreement, Helen of Troy, LLC will acquire record ownership of the Shares on July 31, 2004, at which time the escrow agent under the Transfer Agreement will deliver the Shares to Helen of Troy, LLC. No transactions in the Issuer’s Common Stock have been engaged in by the Reporting Person or, to the knowledge of the Reporting Person, the persons described on Schedule A, during the past 60 days other than the acquisition described in Items 3 and 4 of this Schedule 13D.

          No other person is known to the Reporting Person to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

Page 6 of 19 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than the Transfer Agreement described in Item 4 above, to the knowledge of the Reporting Person and the persons listed on Schedule A there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be filed as Exhibits.

Exhibit No.	Description
1.	Transfer Agreement dated as of April 30, 2004, among JEG Group Ltd. 1, a trust established under the laws of Bermuda, JEG Group Ltd. 2, a trust established under the laws of Bermuda, JEG Group Ltd. 3, a trust established under the laws of Bermuda, Helen of Troy, LLC and Tactica.

Page 7 of 19 Pages

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2004

HELEN OF TROY LIMITED

/s/ Vincent D. Carson

Vincent D. Carson, Vice President, General Counsel and Secretary

Page 8 of 19 Pages

SCHEDULE A
EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING
PERSONS OF HELEN OF TROY LIMITED, A BERMUDA COMPANY

          The name, citizenship, residence or business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) is listed below for each (i) executive officer and director of Helen of Troy Limited, a Bermuda company, (ii) person controlling Helen of Troy Limited, a Bermuda company, and (iii) executive officer and director of any corporation or other person ultimately in control of Helen of Troy Limited, a Bermuda company.

Name and Citizenship	Principal Occupation	Address
(i) Officers and Directors of Helen of Troy Limited, a Bermuda company		Clarendon House Church Street Hamilton, Bermuda
Gerald J. Rubin, US	Chairman of the Board, Chief Executive Officer and President	Clarendon House Church Street Hamilton, Bermuda
Christopher L. Carameros, US	Executive Vice President and Director	Clarendon House Church Street Hamilton, Bermuda
Vincent D. Carson, US	Vice President, General Counsel and Secretary	Clarendon House Church Street Hamilton, Bermuda
Thomas J. Benson, US	Senior Vice President – Finance and Chief Financial Officer	Clarendon House Church Street Hamilton, Bermuda
Stanlee Rubin, US	Director	Clarendon House Church Street Hamilton, Bermuda
Gary B. Abromovitz, US	Deputy Chairman of the Board of Directors of Helen of Troy Limited, and attorney	C/o Helen of Troy Limited Clarendon House Church Street Hamilton, Bermuda
John B. Butterworth, US	Director of Helen of Troy Limited, and Certified Public Accountant	C/o Helen of Troy Limited Clarendon House Church Street Hamilton, Bermuda
Daniel C. Montano, US	Director of Helen of Troy Limited, and Chairman, CEO and President of Cardio Vascular Genetic Engineering and Phage Biotechnology Corporation, each a biotechnology company	C/o Helen of Troy Limited Clarendon House Church Street Hamilton, Bermuda
Byron H. Rubin, US	Director of Helen of Troy Limited, and partner in the firm of Daniels and Rubin, an insurance and tax planning firm	C/o Helen of Troy Limited Clarendon House Church Street Hamilton, Bermuda
(ii) Not Applicable
(iii) Not Applicable

Page 9 of 19 Pages

Exhibit Index

Exhibit No.	Description
1.	Transfer Agreement dated as of April 30, 2004, among JEG Group Ltd. 1, a trust established under the laws of Bermuda, JEG Group Ltd. 2, a trust established under the laws of Bermuda, JEG Group Ltd. 3, a trust established under the laws of Bermuda, Helen of Troy, LLC and Tactica.